Exhibit 99.1

Q3 Earnings Presentation

October 22, 2021






Important Disclaimers

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements may be identified by the use of words such as "may," "will," "continue," "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," "should," "could," "would," "predict," "potential," and "project," the negative of these terms, or other comparable terminology and similar expressions. Forward-looking statements may include projected financial information and results as well as statements about Daseke's goals, including its restructuring plans; Daseke's financial strategy, liquidity and capital required for its business strategy and plans; and general economic conditions. The forward-looking statements contained herein are based on information available as of the date of this news release and current expectations, forecasts and assumptions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that Daseke anticipates, and readers are cautioned not to place undue reliance on the forward-looking statements.

A number of factors, many of which are beyond our control, could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained herein. These factors include, but are not limited to, general economic and business risks, such as downturns in customers' business cycles and disruptions in capital and credit markets (including, as a result of the coronavirus (COVID-19) pandemic or other global and national heath epidemics or concerns); Daseke's ability to adequately address downward pricing and other competitive pressures; driver shortages and increases in driver compensation or owner-operator contracted rates; Daseke's ability to execute and realize all of the expected benefits of its integration, business improvement and comprehensive restructuring plans; loss of key personnel; Daseke's ability to realize all of the intended benefits from recent or future acquisitions; Daseke's ability to complete recent or future divestitures successfully; seasonality and the impact of weather and other catastrophic events; fluctuations in the price or availability of diesel fuel; increased prices for, or decreases in the availability of, new revenue equipment and decreases in the value of used revenue equipment; Daseke's ability to generate sufficient cash to service all of its indebtedness and Daseke's ability to finance its capital requirements; restrictions in Daseke's existing and future debt agreements; increases in interest rates; changes in existing laws or regulations, including environmental and worker health safety laws and regulations and those relating to tax rates or taxes in general; the impact of governmental regulations and other governmental actions related to Daseke and its operations; insurance and claims expenses; and litigation and governmental proceedings. For additional information regarding known material factors that could cause our actual results to differ from those expressed in forward-looking statements, please see Daseke's filings with the Securities and Exchange Commission (the "SEC"), available at www.sec.gov, including Daseke's Annual Report on Form 10-K filed with the SEC on March 10, 2020 and subsequent Quarterly Reports on Form 10-Q, particularly the section titled "Risk Factors."

The effect of the COVID-19 pandemic may remain prevalent for a significant period of time and may continue to adversely affect the Company's business, results of operations and financial condition even after the COVID-19 pandemic has subsided and "stay at home" mandates have been lifted. The extent to which the COVID-19 pandemic impacts the Company will depend on numerous evolving factors and future developments that we are not able to predict. There are no comparable recent events that provide guidance as to the effect the COVID-19 global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. Additionally, the Company will regularly evaluate its capital structure and liquidity position. From time to time and as opportunities arise, the Company may access the debt capital markets and modify its debt arrangements to optimize its capital structure and liquidity position.

Daseke does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date as of when they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements.

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures for the Company and its reporting segments. The Company believes its presentation of Non-GAAP financial measures is useful because it provides investors and industry analysts the same information that the Company uses internally for purposes of assessing its core operating performance. You can find the reconciliations of these measures to the nearest comparable GAAP measure in the Appendix of this presentation.

We have not reconciled non-GAAP forward-looking measures to their corresponding GAAP measures because certain items that impact these measures are unavailable or cannot be reasonably predicted without unreasonable efforts. In particular, we have not reconciled our expectations as to forward-looking Adjusted EBITDA to net income due to the difficulty in making an accurate projection as to the change in fair value of warrant liability, which will have a significant impact on our GAAP net income; accordingly, a reconciliation of forward-looking Adjusted EBITDA to net income is not available without unreasonable efforts.

Please note that non-GAAP measures are not a substitute for, or more meaningful than, net income (loss), cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure and the historic costs of depreciable assets. Also, other companies in Daseke's industry may define these non-GAAP measures differently than Daseke does, and as a result, it may be difficult to use these non-GAAP measures to compare the performance of those companies to Daseke's performance.

Because of these limitations, these non-GAAP measures should not be considered a measure of the income generated by Daseke's business or discretionary cash available to it to invest in the growth of its business. Daseke's management compensates for these limitations by relying primarily on Daseke's GAAP results and using these non-GAAP measures supplementally. In the non-GAAP measures discussed below, management refers to certain material items that management believes do not reflect the Company's core operating performance, which management believes represent its performance in the ordinary, ongoing and customary course of its operations. Management views the Company's core operating performance as its operating results excluding the impact of items including, but not limited to, stock-based compensation, impairments, amortization of intangible assets, restructuring, business transformation costs, and severance. Management believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operational performance in the same manner that management evaluates its core operational performance.

Daseke defines:

Adjusted EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest, (iii) income taxes, and (iv) other material items that management believes do not reflect our core operating performance. **Adjusted EBITDA Margin** as Adjusted EBITDA as a percentage of total revenue.

Adjusted Net Income (Loss) as net income (loss) tax-adjusted using an adjusted effective tax rate for material items that management believes do not reflect our core operating performance. **Adjusted Net Income (Loss) per share** as Adjusted Net Income (Loss) divided by the weighted average number of shares of common stock outstanding during the period under the two-class method.

Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus proceeds from sale of property and equipment as such amounts are shown on the face of the Statements of Cash Flows.

Adjusted Operating Income (Loss) as total revenue less Adjusted Operating Expenses. **Adjusted Operating Expenses** as total operating expenses less: material items that management believes do not reflect our core operating performance. **Adjusted Operating Ratio** as Adjusted Operating Expenses, as a percentage of total revenue.

Revenue excluding fuel surcharge as revenue less fuel surcharges.

Net Debt as total debt less cash and cash equivalents.

Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner-operator miles driven in the period. **Revenue per Tractor** is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner-operator tractors.

The Company uses certain metrics and ratios as a supplement to its GAAP results in evaluating certain aspects of its business, as described below. The Company defines previously defined terms appended with "ex-Aveda" as their previously defined term excluding the impact of the Aveda business, which was disposed of in 2020. See the Appendix for directly comparable GAAP measures.

Industry and Market Data

This presentation includes market data and other statistical information from third party sources, including independent industry publications, government publications and other published independent sources. Although Daseke believes these third-party sources are reliable as of their respective dates, Daseke has not independently verified the accuracy or completeness of this information.

Q3 2021: Key Highlights

DASEKE

- ✓ Strong rate environment continues, driven by supply / demand imbalance (equipment & drivers); Supporting long term relationships with scarce capacity

- ✓ Business model showing advantages with ability to flex into asset light capacity to support customer base and capture excess freight

- ✓ Industry leading driver retention rates, long term vendor relationships, and diversified portfolio of end markets support continued operational execution

Revenue $424.6m	*Adj. EBITDA* $68.3m	*Adj. Net Income* $30.1m
Adj. EPS $0.43	**90.5%** *Operating Ratio* / **88.7%** *Adj. Operating Ratio*	*Operating Income* $40.4m
Cash From Operations $57.5m	**Free Cash Flow** $62.6m	**Net Leverage** 2.1x

Market Leading Capabilities & Flexible Business Model

DASEKE

Commentary

- ✓ Across market cycles, Specialized and Flatbed mix allows for a flex up/flex down capability by fleet and/or end-market vertical not achievable with a standalone, pure-play flatbed or specialized strategy

- ✓ Heavy focus on leveraging third-party logistics platform to maximize freight capture within targeted verticals and act as a “shock absorber” during industry downturns

Highly flexible business model

LTM Jun-21 revenue mix[1]



Asset-light
Third party logistics 20%
Owner-operated 33%
Company-owned 47%

Company-owned: serves blue-chip customer base, with longstanding relationships in hard-to-service niche markets

Owner-operated: largely on a variable cost structure, allows for flexibility to adapt to market fluctuations

Third party logistics portfolio: provides a natural hedge to any future changes in volumes

Daseke Network as a Competitive Advantage

“Portfolio Effect” through diversified profile

- End market and customer diversity
- Adds stability and consistency to results
- Strategic concentration where capabilities are most valued

“Asset-Right” fleet composition

- Opportunistically deploy resources to maximize profitability across the cycle
- Go-to solutions provider in valuable & hard-to-service niches
- Third-party logistics to complement asset-based fleet
- Creatively address customer needs with expanded suite of differentiated capabilities

Case Study

- Capacity flexes into Wind sector as required to support demand
- Broker carriers are secured to provide even more Wind capacity

→ **2020 was a perfect example, as we flexed capacity out of flatbed to capture an incremental ~$21m of EBITDA in the surging wind energy end-market and managed flatbed capacity through brokerage**

[1] Excludes fuel surcharge

Consolidated Financial Results

DASEKE

($ in millions)

Excluding Aveda

Quarter ended Sept. 2021	3Q '21	3Q '20	%▲
Total Revenue	$424.6	$375.8	13.0%
Revenue (excl. FSC)	$389.3	$353.2	10.2%
Operating Income	$40.4	$28.1	43.8%
Net Income	$20.9	$12.7	64.6%
Adjusted EBITDA	$68.3	$57.6	18.6%
Total Segments Adj. EBITDA	$74.7	$66.4	12.5%
Corporate Adj. EBITDA	($6.4)	($8.8)	(27.3%)

Quarter ended Sept. 2021	3Q '21	3Q '20	%▲
Total Revenue	$424.6	$375.8	13.0%
Revenue (excl. FSC)	$389.3	$353.2	10.2%
Operating Income	$40.5	$29.6	36.8%
Adjusted Net Income	$30.1	$17.7	70.1%
Adjusted EBITDA	$68.4	$56.2	21.7%

Specialized Financial Metrics

DASEKE

Q3 2021 Results

(Quarter ended Sept 30; $ in Millions, except Rate per Mile and Revenue per Tractor)

	Q3 2021	**Q3 2020**	**%▲**
Revenue	$244.0	$235.2	3.7%
Operating Ratio	87.9%	86.8%	110 bps
Adj. Operating Ratio	87.0%	85.1%	190 bps
Adjusted EBITDA	$44.0	$47.4	(7.2%)
Adjusted EBITDA Margin	18.0%	20.2%	(220 bps)
Rate per Mile	$3.41	$3.28	4.0%
Revenue per Tractor	$70.3K	$67.5K	4.1%

Specialized Segment:

Defensible Advantages

- Embrace Complexity

- Technical Know-how

- Highly Specialized Equipment

- Highly Skilled, Experienced Drivers

Specialized Financial Metrics (Excluding Aveda)

DASEKE

- ✓ Continued strength in margins despite working through tough wind comparable in FY 2020

- ✓ Brokerage & Logistics continues to expand coming out of the pandemic

- ✓ Construction, high security, and glass showing strength, while manufacturing and aerospace remain muted

Q3 2021 Results

($ in Millions, Quarter ended Sept 30)

	Q3 2021	**Q3 2020**	**%▲**
Revenue	$244.0	$235.2	3.7%
Operating Ratio	87.8%	86.1%	170 bps
Adj. Operating Ratio	86.9%	85.8%	110 Bps
Adjusted EBITDA	$44.1	$46.0	(4.1%)
Adjusted EBITDA Margin	18.1%	19.6%	(150 bps)



Specialized Rates
(ex-Aveda)

Rate per Mile — Revenue per Tractor

Flatbed Financial Metrics

DASEKE

- ✓ Continued margin expansion driven by rates and supported by utilization improvements

- ✓ Shift from company assets to owner operator due to truck and driver delays; Brokerage surpasses pre-pandemic levels

- ✓ Steel & construction showing strength while agriculture & manufacturing remain muted

Q3 2021 Results

($ in Millions, Quarter ended Sept 30)

	Q3 2021	**Q3 2020**	**%▲**
Revenue	$184.0	$144.5	27.3%
Operating Ratio	88.5%	93.6%	(510) bps
Adj. Operating Ratio	87.7%	92.6%	(490) bps
Adjusted EBITDA	$30.7	$19.0	61.6%
Adjusted EBITDA Margin	16.7%	13.1%	360 bps



Flatbed Rates

$43.0 K $43.0 K $45.7 K $55.5 K **$56.0 K**

$1.94 $2.03 $2.14 $2.50 $2.57

Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021

■ Rate per Mile — Revenue per Tractor

Free Cash Flow & Financed Capex

($ in millions)

Year-to-Date as of September 30, 2021

Net cash provided by operating activities: **$115.7**
Purchases of property and equipment: **($34.2)**
Proceeds from sale of property and equipment: **$47.9**
Free Cash Flow: **$129.4**
Less Financed Capex and other changes to PP&E: **($55.0)**
Net after Financed Capex: **$74.4**

Capex Update

2021 Net Capex - original guide: **$105.0**
Incremental asset proceeds: **($20.0)**
Capex delayed to 2022: **($20.0)**
2021 Net Capex - update: **$65.0**

✓ Q4 Capex estimated at $21m - $26m in Net Capex.



Multiple Ways For Daseke To Win

DASEKE

Focus on continuous improvement

❑ Continued and consistent **EBIT**DA (with an emphasis on operating income) improvement to drive sustainable growth and margin expansion

❑ Thoughtful and disciplined approach towards implementation of business improvement plans and cross-platform optimization

Infrastructure & industrial growth

❑ Industrial Renaissance led by supply chain transformation and consumerization to enhance resiliency post-COVID

❑ Acceleration driven by Biden's $1 Trillion Infrastructure Bill

End-market expertise driving organic growth

❑ Ability to provide critical capacity to a diversified set of defensible, sustainable and complex industrial end-markets, enabling continued market share gains

❑ Clearly identified opportunities across industrial sub verticals and markets

Secular capacity tightness

❑ Tight capacity puts pricing power in the hands of trucking companies

❑ Continued tightness in flatbed and specialized supply expected as specialized certification, training and equipment further limit available capacity

Platform for industry consolidation

❑ Revamped M&A and integration strategy will drive scale and operating leverage

❑ Robust pipeline of direct M&A opportunities including 10 actionable opportunities with 3 in advanced discussions



Financial Tables & Reconciliations

Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted EBITDA ex-Aveda by Segment

Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA ex-Aveda Margin by Segment

(Unaudited)

(Dollars in millions)	Three Months Ended September 30, 2021				Nine Months Ended September 30, 2021			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 15.2	$ 21.0	$ (15.3)	$ 20.9	$ 38.6	$ 48.7	$ (38.4)	$ 48.9
Depreciation and amortization	8.8	13.3	0.2	22.3	26.5	39.4	0.8	66.7
Interest income	(0.1)	—	—	(0.1)	(0.2)	(0.1)	0.1	(0.2)
Interest expense	0.9	1.2	5.2	7.3	3.5	4.6	18.0	26.1
Income tax expense (benefit)	5.1	7.2	(3.6)	8.7	13.3	16.3	(11.0)	18.6
Stock based compensation	0.2	0.3	1.6	2.1	0.4	0.8	4.1	5.3
Change in fair value of warrant liability	—	—	3.4	3.4	—	—	1.2	1.2
Third party debt refinancing charges	—	—	—	—	—	—	2.3	2.3
Other [1]	0.6	1.0	2.1	3.7	0.6	1.0	2.5	4.1
Adjusted EBITDA	$ 30.7	$ 44.0	$ (6.4)	$ 68.3	$ 82.7	$ 110.7	$ (20.4)	$ 173.0
Less Aveda Adjusted EBITDA		(0.1)		(0.1)		(0.6)		(0.6)
Adjusted EBITDA ex-Aveda		$ 44.1		$ 68.4		$ 111.3		$ 173.6
Total revenue	184.0	244.0	(3.4)	424.6	518.3	653.8	(9.6)	1,162.5
Total revenue ex-Aveda		244.0		424.6		653.8		1,162.5
Net income (loss) margin	8.3 %	8.6 %	450.0 %	4.9 %	7.4 %	7.4 %	400.0 %	4.2 %
Adjusted EBITDA margin	16.7 %	18.0 %	186.8 %	16.1 %	15.9 %	16.9 %	212.5 %	14.9 %
Adjusted EBITDA ex-Aveda margin		18.1 %		16.1 %		17.0 %		14.9 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations

Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA ex-Aveda by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA ex-Aveda Margin by Segment
(Unaudited)

(Dollars in millions)	Three Months Ended September 30, 2020				Nine Months Ended September 30, 2020			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 4.6	$ 20.4	$ (12.3)	$ 12.7	$ 14.9	$ 16.5	$ (33.4)	$ (2.0)
Depreciation and amortization	9.3	12.8	0.2	22.3	27.8	42.9	0.7	71.4
Interest income	(0.1)	—	—	(0.1)	(0.2)	—	(0.3)	(0.5)
Interest expense	2.3	2.9	5.9	11.1	7.2	8.7	18.2	34.1
Income tax expense (benefit)	2.4	8.4	(8.8)	2.0	6.8	14.1	(20.7)	0.2
Stock based compensation	0.3	0.3	1.7	2.3	0.5	1.1	3.3	4.9
Change in fair value of warrant liability	—	—	3.0	3.0	—	—	0.9	0.9
Impairment	—	—	—	—	—	—	13.4	13.4
Other [1]	0.2	2.6	1.5	4.3	0.4	8.0	5.5	13.9
Adjusted EBITDA	$ 19.0	$ 47.4	$ (8.8)	$ 57.6	$ 57.4	$ 104.7	$ (25.8)	$ 136.3
Less Aveda Adjusted EBITDA		1.4		1.4		(3.0)		(3.0)
Adjusted EBITDA ex-Aveda		$ 46.0		$ 56.2		$ 107.7		$ 139.3
Total revenue	144.5	235.2	(3.9)	375.8	436.8	697.2	(15.5)	1,118.5
Total revenue ex-Aveda		235.2		375.8		645.5		1,066.8
Net income (loss) margin	3.2 %	8.7 %	315.4 %	3.4 %	3.4 %	2.4 %	215.5 %	(0.2) %
Adjusted EBITDA margin	13.1 %	20.2 %	225.6 %	15.3 %	13.1 %	15.0 %	166.5 %	12.2 %
Adjusted EBITDA ex-Aveda margin		19.6 %		15.0 %		16.7 %		13.1 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted Net Income ex-Aveda

Reconciliation of Net Income (Loss) to Net Income (Loss) ex-Aveda

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share ex-Aveda

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
(Dollars in millions, except share and per share data)	**2021**	**2020**	**2021**	**2020**
Net income (loss)	$ 20.9	12.7	$ 48.9	(2.0)
Less Aveda Net income (loss)	(0.1)	(1.3)	(0.4)	(25.0)
Net income (loss) ex-Aveda	21.0	14.0	49.3	23.0
Adjusted for:				
Income tax expense (benefit)	8.7	2.0	18.6	0.2
Less Aveda Income tax expense (benefit)	—	(0.3)	(0.1)	(2.9)
Income tax expense (benefit) ex-Aveda	8.7	2.3	18.7	3.1
Income (loss) before income taxes	29.6	14.7	67.5	(1.8)
Income (loss) before income taxes ex-Aveda	29.7	16.3	68.0	26.1
Add:				
Stock based compensation	2.1	2.3	5.3	4.9
Impairment	—	—	—	13.4
Amortization of intangible assets	1.7	1.9	5.2	5.5
Debt refinancing related charges	—	—	3.7	—
Change in fair value of warrant liability	3.4	3.0	1.2	0.9
Other (1)	3.6	4.3	4.1	13.9
Adjusted income (loss) before income taxes	40.4	26.2	87.0	36.8
Less Aveda adjustments	—	3.0	—	21.5
Adjusted income (loss) before income taxes ex-Aveda	40.5	24.8	87.5	43.2
Income tax (expense) benefit at adjusted effective rate	(10.4)	(7.1)	(23.3)	(10.1)
Adjusted Net Income ex-Aveda	**$ 30.1**	**$ 17.7**	**$ 64.2**	**$ 33.1**
Net income (loss)	$ 20.9	$ 12.7	$ 48.9	$ (2.0)
Less Series A preferred dividends	(1.2)	(1.2)	(3.7)	(3.7)
Net income (loss) attributable to common stockholders	19.7	11.5	45.2	(5.7)
Allocation of earnings to non-vested participating restricted stock units	(0.2)	(0.2)	(0.4)	—
Numerator for basic EPS - income (loss) available to common stockholders - two class method	**$ 19.5**	**$ 11.3**	**$ 44.8**	**$ (5.7)**
Effect of dilutive securities:				
Add back Series A preferred dividends	$ 1.2	$ —	$ 3.7	$ —
Add back allocation earnings to participating securities	0.2	0.2	0.4	—
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.2)	(0.2)	(0.4)	—
Numerator for diluted EPS - income (loss) available to common shareholders - two class method	**$ 20.7**	**$ 11.3**	**$ 48.5**	**$ (5.7)**

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share ex-Aveda (continued)

(Unaudited)

(Dollars in millions, except share and per share data)	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Adjusted Net Income ex-Aveda	$ 30.1	$ 17.7	$ 64.2	$ 33.1
Less Series A preferred dividends	(1.2)	(1.2)	(3.7)	(3.7)
Allocation of earnings to non-vested participating restricted stock units	(0.2)	(0.2)	(0.3)	—
Numerator for basic EPS - adjusted income available to common shareholders ex-Aveda - two class method	**$ 28.7**	**$ 16.3**	**$ 60.2**	**$ 29.4**
Effect of dilutive securities:				
Add back Series A preferred dividends	$ 1.2	$ —	$ 2.5	$ —
Add back allocation earnings to participating securities	0.2	0.2	0.3	—
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.2)	—	(0.3)	—
Numerator for diluted EPS - adjusted income available to common shareholders ex-Aveda - two class method	**$ 29.9**	**$ 16.5**	**$ 62.7**	**$ 29.4**
Basic EPS				
Net income (loss) attributable to common stockholders	**$ 0.31**	**$ 0.17**	**$ 0.70**	**$ (0.09)**
Adjusted net income attributable to common stockholders ex-Aveda	**$ 0.46**	**$ 0.25**	**$ 0.94**	**$ 0.45**
Diluted EPS				
Net income (loss) attributable to common stockholders	**$ 0.30**	**$ 0.17**	**$ 0.68**	**$ (0.09)**
Adjusted net income attributable to common stockholders ex-Aveda	**$ 0.43**	**$ 0.24**	**$ 0.90**	**$ 0.44**
Weighted-average common shares outstanding:				
Basic	**62,583,115**	**64,823,973**	**64,159,551**	**64,692,039**
Diluted	**70,000,603**	**71,700,156**	**71,207,581**	**64,692,039**
Basic - adjusted ex-Aveda	**62,583,115**	**64,823,973**	**64,159,551**	**64,692,039**
Diluted - adjusted ex-Aveda	**70,000,603**	**71,958,572**	**71,207,581**	**65,700,148**

Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio ex-Aveda

Reconciliation of Operating Income to Operating Income ex-Aveda

Reconciliation of Revenue to Revenue ex-Aveda

(Unaudited)

	Three Months Ended September 30,					
(Dollars in millions)	2021	2020	2021	2020	2021	2020
	Consolidated		Flatbed		Specialized	
Revenue	$ 424.6	$ 375.8	$ 184.0	$ 144.5	$ 244.0	$ 235.2
Less Aveda Revenue	—	—			—	—
Revenue ex-Aveda	$ 424.6	$ 375.8			$ 244.0	$ 235.2
Operating expenses	384.2	347.7	162.9	135.2	214.4	204.1
Less Aveda Operating Expenses	(0.1)	(1.5)			(0.1)	(1.5)
Operating expenses ex-Aveda	384.1	346.2			214.3	202.6
Operating income	$ 40.4	$ 28.1	$ 21.1	$ 9.3	$ 29.6	$ 31.1
Operating income ex-Aveda	$ 40.5	$ 29.6			$ 29.7	$ 32.6
Operating ratio	90.5%	92.5%	88.5%	93.6%	87.9%	86.8%
Operating ratio ex-Aveda	90.5%	92.1%			87.8%	86.1%
Stock based compensation	2.1	2.3	0.2	0.3	0.3	0.3
Amortization of intangible assets	1.7	1.9	0.8	0.9	1.0	1.0
Other (1)	3.6	4.3	0.5	0.2	0.9	2.6
Adjusted operating expenses	376.8	339.2	161.4	133.8	212.2	200.2
Less Aveda Operating Expense Adjustments	—	(3.0)			—	(3.0)
Adjusted operating expenses ex-Aveda	376.7	340.7			212.1	201.7
Adjusted operating income	$ 47.8	$ 36.6	$ 22.6	$ 10.7	$ 31.8	$ 35.0
Adjusted operating income ex-Aveda	$ 47.9	$ 35.1			$ 31.9	$ 33.5
Adjusted operating ratio	88.7%	90.3%	87.7%	92.6%	87.0%	85.1%
Adjusted operating ratio ex-Aveda	88.7%	90.7%			86.9%	85.8%

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio ex-Aveda

Reconciliation of Operating Income to Operating Income ex-Aveda

Reconciliation of Revenue to Revenue ex-Aveda

(Unaudited)

(In millions)

	Nine Months Ended September 30,					
(Dollars in millions)	**2021**	**2020**	**2021**	**2020**	**2021**	**2020**
	Consolidated		Flatbed		Specialized	
Revenue	$ 1,162.5	$ 1,118.5	$ 518.3	$ 436.8	$ 653.8	$ 697.2
Less Aveda Revenue	—	(51.7)			—	(51.7)
Revenue ex-Aveda	$ 1,162.5	$ 1,066.8			$ 653.8	$ 645.5
Operating expenses	1,068.5	1,086.3	463.3	408.2	584.6	658.1
Less Aveda Operating Expenses	(0.5)	(79.1)			(0.5)	(79.1)
Operating expenses ex-Aveda	1,068.0	1,007.2			584.1	579.0
Operating income	$ 94.0	$ 32.2	$ 55.0	$ 28.6	$ 69.2	$ 39.1
Operating income ex-Aveda	$ 94.5	$ 59.6			$ 69.7	$ 66.5
Operating ratio	91.9%	97.1%	89.4%	93.5%	89.4%	94.4%
Operating ratio (ex-Aveda)	91.9%	94.4%			89.3%	89.7%
Stock based compensation	5.3	4.9	0.4	0.5	0.8	1.1
Impairment	—	13.4	—	—	—	13.4
Amortization of intangible assets	5.2	5.5	2.3	2.5	2.9	3.0
Third party debt refinancing charges	2.3	—	—	—	—	—
Other (1)	4.1	13.9	0.7	0.4	1.0	8.0
Adjusted operating expenses	1,051.6	1,048.6	459.9	404.8	579.9	632.6
Less Aveda Operating Expense Adjustments	—	(21.5)				(21.5)
Adjusted operating expenses ex-Aveda	1,051.1	991.0			579.4	575.0
Adjusted operating income	$ 110.9	$ 69.9	$ 58.4	$ 32.0	$ 73.9	$ 64.6
Adjusted operating income ex-Aveda	$ 111.4	$ 75.8			$ 74.4	$ 70.5
Adjusted operating ratio	90.5%	93.8%	88.7%	92.7%	88.7%	90.7%
Adjusted operating ratio ex-Aveda	90.4%	92.9%			88.6%	89.1%

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of cash flows provided by operating activities to Free Cash Flow

(Unaudited)

(In millions)

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2021		**2020**		**2021**		**2020**	
Net cash provided by operating activities	$	57.6	$	39.5	$	115.7	$	122.4
Purchases of property and equipment		(16.2)		(3.1)		(34.2)		(18.0)
Proceeds from sale of property and equipment		21.3		15.6		47.9		52.0
Free Cash Flow	$	62.7	$	52.0	$	129.4	$	156.4

Daseke, Inc. and Subsidiaries

Reconciliation of Total Revenue to revenue Excluding Fuel Surcharge ex-Aveda

(Unaudited)

(In millions)

(Dollars in millions)	Three Months Ended September 30,				Nine Months Ended September 30,			
	2021		**2020**		**2021**		**2020**	
Total revenue	$	424.6	$	375.8	$	1,162.5	$	1,118.5
Less: Fuel surcharge		(35.3)		(22.6)		(95.9)		(75.1)
Revenue excluding fuel surcharge		389.3		353.2		1,066.6		1,043.4
Less: Aveda total revenue		—		—		—		(51.7)
Revenue excluding fuel surcharge ex-Aveda	$	389.3	$	353.2	$	1,066.6	$	991.7

Financial Reconciliations

Daseke, Inc. and Subsidiaries
Reconciliation of total debt to net debt
(Unaudited)
(In millions)

	As of September 30,	
	2021	**2020**
Term Loan Facility	$ 398.0	$ 484.8
Equipment term loans	171.1	174.1
Finance lease obligations	30.6	29.8
Total debt	599.7	688.7
Less: cash and cash equivalents	(143.6)	(189.8)
Net debt	**$ 456.1**	**$ 498.9**

Capitalization Summary

Daseke, Inc. and Subsidiaries
Capitalization Summary (2)

	As of September 30, 2021	
Security	Issued or Granted	Common Stock Equivalent
Common shares (1)	62,485,747	62,485,747
Restricted stock units - in the money	428,949	428,949
Options - in the money	1,278,300	1,278,300
Total in-the-money shares		**64,192,996**

(1) The weighted average common shares outstanding at September 30, 2021 was 64,159,551.

(2) Out-of-the money securities not included in the above table as of September 30, 2021:

   a) 35,040,656 common stock warrants, representing 17,520,328 shares of common stock with an exercise price of $11.50;

   b) 650,000 shares of Series A Convertible Preferred as of September 30, 2021 with a conversion price of $11.50 and initially convertible into 8.6957 shares of common stock per preferred share (5,625,173);

   c) 1,338,322 stock options - vested and unvested, consisting of Director and Employee stock options of 75,000 (weighted average exercise price of $9.98) and 1,263,322 - vested and unvested (weighted average exercise price of $10.47), respectively, with a stock price of $9.21 as of September 30, 2021.

Contact Information

Daseke, Inc.

15455 Dallas Parkway, Ste 550
Addison, TX 75001

www.Daseke.com

Investor Relations

Joe Caminiti or Ashley Gruenberg

Alpha IR Group

312-445-2870

DSKE@alpha-ir.com